SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014.

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Mexican Satellites, a Mexican Company of Variable Capital

(Translation of the Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation)

Avenida Paseo de la Reforma 222 Pisos 20 y 21, Colonia Juárez, 06600 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form

20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Satélites Mexicanos S.A. de C.V. (“Satmex”), a significant provider of fixed satellite services (FSS) in the Americas, announces that on December 12, 2013, an agreement was signed with Raytheon Company (RTN) Integrated Defense Systems for the addition of a hosted payload to the Satmex-9 Satellite, an all-electric propulsion 702 Small Platform (SP) satellite currently under construction by Boeing [NYSE: BA] that will allow the U.S. Federal Aviation Administration (FAA) to enhance aviation safety.

Satmex-9, which will offer expanded capacity for its fixed satellite services across more than 45 nations and territories in the Americas, will also include a Wide-Area Augmentation System (WAAS) payload for the FAA that will augment Global Positioning System signals for greater availability and accuracy. The Agreement also contemplates a service lease for the WAAS signal to begin with the operational life of Satmex 9 until October 2027.

As previously disclosed in Satmex’s report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended December 31, 2011, and the 6-K form filed on July, 2013, the procurement of Satmex 9 is part of a Master Procurement Agreement (the “Master Procurement Agreement”) with Boeing and a Bilateral Agreement with Asia Broadcast Satellite (“ABS”), involving the manufacture and delivery of four satellites and the option for four additional satellites.

The Master Procurement Agreement and the Bilateral Agreement have been filed before the SEC as an exhibit to Satmex’s Form 20-F for the fiscal year ended December 31, 2011. Amendment 1 to the Bilateral Agreement has been filed before the SEC as an exhibit to Satmex’s Form 20-F for the fiscal year ended December 31, 2012.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S. A. de C. V.

Date: February 10, 2014	By:	/s/ María Fernanda Ramo Reynoso
(Signature)
María Fernanda Ramo Reynoso Acting General Counsel

* * * * * *